# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: PAVmed Inc., CIK 0001624326
CUSIP: 70387R403
Title of class of securities: Common
Address of issuer's principal executive offices: 360 MADISON AVENUE, 25TH FLOOR, NEW YORK, New York (NY), 10017
Date of event which requires filing of this statement: 07/01/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001766157

## Reporting persons
- Sargent Investment Group, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Maryland (MD); sole voting power 0; shared voting power 0; sole dispositive power 1,006,300; shared dispositive power 0; aggregate amount beneficially owned 1,006,300 (5.8% of the class)

## Item 1. Issuer
Name of issuer: PAVmed Inc.
Address of issuer's principal executive offices: 360 MADISON AVENUE, 25TH FLOOR, NEW YORK, NEW YORK, 10017

## Item 2. Person Filing
Name of person filing: Sargent investment Group, LLC.
Address of principal business office or, if none, residence: 4920 Elm Street, Suite 305, Bethesda, Maryland 20814
Citizenship: Maryland, United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1006300
Percent of class: 5.79%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 1006300
Sole power to dispose or to direct the disposition: 1006300
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Other persons have the right to receive the proceeds from the sale of the securities reported herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Sargent Investment Group, LLC: Kevin Kim, Compliance Officer (08/14/2025)